Mail Stop 4561

November 7, 2007

Via U.S. Mail and Fax (860-525-1654)
Mr. David Mladen
Chief Executive Officer
Excellency Investment Realty Trust, Inc.
270 Laurel Street, 1st floor
Hartford, CT 06105

> RE: **Excellency Investment Realty Trust, Inc.**
> **Form 10-KSB for the period ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 0-50675**

Dear Mr. Mladen:

We have reviewed your response letter dated October 30, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Consolidated Financial Statements and Supplementary Data

1.   We have reviewed your response to prior comment 1. We believe the changes made to your 2005 statement of cash flows constitute a restatement. Please amend your filing to identify the 2005 statement of cash flows as restated or revised and include a footnote regarding the restatement or revision

Consolidated Statements of Cash Flows, page F-5

2.   We have reviewed your response to prior comment 4 and the transaction summary included in your response letter. It is not clear why the proceeds of the

refinancing ($8,224,000), which occurred subsequent to the exchange, are being subtracted from the value of the properties exchanged. Please tell us the net value of the assets exchanged on November 4, 2005.

3. We also note that you have adjusted the value of the assets for the net losses of Eternal ($700,000). Please clarify the period to which these losses apply.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant